May 5, 2014
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4628
Attn.: Cecilia Blye, Office of Global Security Risk

Re:                McCormick & Company, Incorporated
Form 10-K for Fiscal Year Ended November 30, 2013
Filed January 29, 2014
File No.: 1-14920

Dear Ms. Blye:
In your letter dated April 24, 2014 (the “Staff Comment Letter”), you requested that we respond to your comments regarding our Form 10-K for Fiscal Year ended November 30, 2013 within ten business days or advise you when we would provide a response.

During our telephone conversation with Pradip Bhaumik on May 2, 2014, we advised that we would likely need additional time to gather the information to respond to the comment letter. Accordingly, we respectfully request an extension until Thursday, May 22, 2014, to file our response to the Staff Comment Letter.

Thank you for your consideration of our request. If you have any questions or comments regarding the foregoing, please telephone me at (410) 771-7323.

Sincerely,

/s/ W. Geoffrey Carpenter
W. Geoffrey Carpenter
Vice President, General Counsel & Secretary